 Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Greenrose Acquisition Corp. (the “Company”) on Amendment No. 3 to Form S-1 [File No. 333-235724] of our report dated October 22, 2019, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Greenrose Acquisition Corp. as of September 30, 2019 and for the period from August 26, 2019 (inception) through September 30, 2019, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

February 5, 2020